FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending April 25, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 24 April 2007 of a correction to an increase in their interests in Ordinary Share ADRs at a price of $56.84 per ADR following the re-investment of the dividend paid to shareholders on 12 April 2007. The numbers of shares re-invested were as follows:

Dr JP Garnier                                              717.52

Mr D J Phelan                                              153.75

Mr D M Stout                                               74.46


This notification relates to transactions notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).


S M Bicknell
Company Secretary

25 April 2007


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 25, 2007                                      By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc